UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On June 9, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has signed definitive agreements with IndiGrid Infrastructure Trust to sell ReNew Solar Aayan Private Limited (“RSAPL”), which houses a 300 MW operating solar project in Rajasthan and Koppal Narendra Transmission Limited (KNTL), a ~276 ckms ISTS transmission project in two separate transactions.

The total enterprise value of the transactions is approximately US$ 275 million including cash and working capital adjustments. Approximately $17 million is expected to be received as an earn-out on account of change-in-law (CIL) proceeds, after the payments are realized by the SPV’s.

The 300 MW solar project is located in Barmer, Rajasthan and has been operational since March 2024. The asset has a 25-year Power Purchase Agreement (PPA) with Solar Energy Corporation of India (SECI) at a fixed tariff of INR 2.37 per unit.

The transmission asset, Koppal Narendra Transmission Limited (KNTL), is a Build-Own-Operate-Maintain (BOOM) Inter-State Transmission System (ISTS) project located in Karnataka. Operational since October 2023, KNTL comprises approximately 276 circuit kilometers of transmission lines and ~2,500 MVA of transformation capacity. The asset is jointly owned by ReNew Transmission Ventures Private Limited (51%) and KNI India (49%), a joint venture between Norfund (Norwegian Climate Investment Fund) and KLP (Norway’s largest pension company). The annual Revenue from the project is around approximately US$ 9 million.

Subject to regulatory and contractual approvals, IndiGrid will acquire 100% shareholding and management control of both assets, in line with the provisions of the definitive and concession agreements and Power Purchase Agreement, including lock-in obligations. After the transfer of the outstanding debt to the buyer, the transaction will result in a cash inflow of approximately $80 million, including change-in-law proceeds for ReNew.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations, estimates, and projections of the company’s management and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated.

About ReNew

ReNew is a leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~17.4 GWs on a gross basis as of February 14, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, Twitter and Instagram.

Press Enquiries

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Investor Enquiries
Anunay Shahi
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ir@renew.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer